BancOne Mortgage
Capital Markets, LLC
TX1-2498
1717 Main Street Suite 1400
Dallas TX  75201-2498

Tel 800 887 6781
www.bomcm.com

(logo)

February 22, 1999

PricewaterhouseCoopers
2001 Ross Avenue
Suite 1800
Dallas, Texas 75201-2997

As of and for the year ended December 31, 1998, Banc One Mortgage Capital Markets, LLC ("BOMCM") has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers ("USAP") except, for commercial loan and multifamily loan servicing, minimum servicing standards V.4 and VI. 1., which the MBA has interpreted as inapplicable to such servicing.) As of and for this same period, BOMCM had in effect a fidelity bond and errors and omissions policy in the amount of $25 million.

Edgar L. Smith
Chief Operating Officer